UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Deckers Outdoor Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

243537107
(CUSIP Number)

Richard T. McGuire III Marcato Capital Management LP Four Embarcadero Center, Suite 2100 San Francisco, CA 94111 (415) 796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Richard M. Brand Joshua A. Apfelroth Cadwalader, Wickersham & Taft LLP One World Financial Center New York, NY 10281 (212) 504-6000
October 23, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 243537107	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,702,531
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,702,531

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,702,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%*
14	TYPE OF REPORTING PERSON IA

CUSIP No. 243537107	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,702,531
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,702,531

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,702,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%*
14	TYPE OF REPORTING PERSON IN

CUSIP No. 243537107	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato International Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,556,294
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,556,294

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,556,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%*
14	TYPE OF REPORTING PERSON OO

CUSIP No. 243537107	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MCM Encore IM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 146,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 146,237

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON IA

CUSIP No. 243537107	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato Encore Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 146,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 146,237

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON OO

CUSIP No. 243537107	SCHEDULE 13D	Page 7 of 10

This amendment No. 4 to Schedule 13D (this “Amendment No. 4”), amends and supplements the Schedule 13D filed on February 8, 2017 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 4, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.01 per share (the “Shares”), of Deckers Outdoor Corporation, a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 4 shall have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplementally amended as follows:

On October 23, 2017, Marcato International filed a complaint in the Court of Chancery of the State of Delaware (the “Court”), that named the Issuer and each member of the Board as defendants. The complaint alleges that each member of the Board has breached their fiduciary duties by (i) refusing to approve the Nominees as “continuing directors” under certain of the Issuer’s compensation arrangements prior to the 2017 Annual Meeting, (ii) knowingly causing the Issuer to file with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement containing false and misleading statements and material omissions regarding the change in control provisions in the Issuer’s compensation arrangements and the Company’s Second Amended and Restated Credit Agreement (the “Credit Agreement”) and the Issuer’s application thereof as they relate to the proxy contest with Marcato International and (iii) refusing to nominate the Nominees so as to disable a provision in the Credit Agreement that provides for accelerated payment of all amounts outstanding under the agreement upon a change in the composition of the majority of the Board if, upon such change, a majority of seats are held by individuals who are neither (X) nominated by the Board nor (Y) appointed by directors so nominated. The complaint further alleges that the Issuer unlawfully deferred the 2017 Annual Meeting until December 14, 2017, more than fifteen months since the Issuer’s last annual meeting held on September 12, 2016, in violation of Section 211(c) of the Delaware General Corporation Law.

In the complaint, Marcato International requested that the Court enter an order that, among other things, (i) declares each member of the Board in breach of their fiduciary duties for (X) refusing to approve the Nominees as “continuing directors” and nominate the Nominees and (Y) causing the Issuer to file with the SEC a false and misleading preliminary proxy statement, (ii) requires the Issuer to fully disclose all material information related to the change in control provisions in the Issuer’s compensation arrangements, (iii) requires the Board to approve the Nominees as “continuing directors” and nominate the Nominees in advance of the 2017 Annual Meeting and (iv) declares the change in control provisions under the compensation agreements and the Credit Agreement unenforceable to the extent that the Board lacks the discretion to approve and nominate the Nominees. Marcato International further requested that the Court enter an order declaring that the Issuer must hold its annual meeting on December 14, 2017, without further adjournment or postponement. Marcato International has requested that the Court grant expedited discovery and set this matter for an expedited two-day trial commencing on or before December 7, 2017.

The foregoing is qualified entirely by reference to the complaint filed herewith as Exhibit I and incorporated herein by reference.

CUSIP No. 243537107	SCHEDULE 13D	Page 8 of 10

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) As of the date hereof, (i) Marcato and Mr. McGuire may each be deemed to be the beneficial owner of 2,702,531 Shares (the “Marcato Shares”), constituting approximately 8.4% of the outstanding Shares, (ii) Marcato International may be deemed to be the beneficial owner of 2,556,294 Shares, constituting approximately 8.0% of the outstanding Shares and (iii) Marcato Encore LLC and Marcato Encore Fund may each be deemed to be the beneficial owner of 146,237 Shares, constituting approximately 0.5% of the outstanding Shares, each based upon a total of 32,036,625 Shares outstanding as of September 15, 2017 (based on disclosure in the Issuer’s preliminary proxy statement on Schedule 14A filed with the SEC on October 19, 2017).

(b) Marcato International may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of 2,556,294 Shares. Marcato Encore Fund may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of 146,237 Shares. Marcato, as the investment manager of Marcato International and the sole member of Marcato Encore LLC, which is the investment manager of Marcato Encore Fund, may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the Marcato Shares and, therefore, Marcato may be deemed to be the beneficial owner of the Marcato Shares. Marcato Encore LLC, as the investment manager of Marcato Encore Fund, may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of 146,237 Shares and, therefore, Marcato may be deemed to be the beneficial owner of the such shares. By virtue of Mr. McGuire’s position as the managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

(c) The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit H, which is incorporated herein by reference. Except as set forth in Exhibit H, there have been no other transactions by the Reporting Persons in the securities of the Issuer in the past sixty days.

(d) The limited partners of (or investors in) Marcato International, or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds. The limited partners of (or investors in) Marcato Encore Fund, or their respective subsidiaries or affiliated entities, for which Marcato Encore LLC or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

CUSIP No. 243537107	SCHEDULE 13D	Page 9 of 10

Item 7.	Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement*

Exhibit B: Schedule of Transactions in Shares*

Exhibit C: Press Release, dated June 27, 2017*

Exhibit D: Schedule of Transactions in Shares*

Exhibit E: Notice, dated September 13, 2017*

Exhibit F: Press Release, dated September 13, 2017*

Exhibit G: Form of Engagement and Indemnification Agreement*

Exhibit H: Schedule of Transactions in Shares*

Exhibit I: Complaint, filed in the Court of Chancery of the State of Delaware, dated October 23, 2017

*	Previously filed.

CUSIP No. 243537107	SCHEDULE 13D	Page 10 of 10

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2017

Marcato Capital Management LP ◆
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

MCM Encore IM LLC ◆
By: Marcato Capital Management LP, its Sole Member
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III ◆
Richard T. McGuire III

Marcato International Master Fund Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Marcato Encore Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

◆	This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.